FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2004
                                           ------------

                          Commission File Number 1-4620
                                                --------

                      Crystallex International Corporation
              -----------------------------------------------------
                 (Translation of registrant's name into English)


        18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F[x]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      ------

                      CRYSTALLEX INTERNATIONAL CORPORATION
                         SUITE 1210, 18 KING STREET EAST
                            TORONTO, ONTARIO M5C 1C4
                           TELEPHONE: (416) 203-2448

                          NOTICE OF ANNUAL AND SPECIAL
                             MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and special meeting of the shareholders of Crystallex International Corporation (the "Corporation") will be held in the Windsor Ballroom of the Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9 at 8:30 a.m. (Toronto time) on Tuesday, June 1, 2004 for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2003 together with the auditors' report thereon;

2.   to elect directors of the Corporation;

3. to appoint Deloitte & Touche LLP as auditors of the Corporation and to authorize the board of directors of the Corporation to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without amendment, a resolution in the form attached as Schedule A to the accompanying management information circular amending the Share Option Incentive Plan of the Corporation to increase the number of common shares of the Corporation issuable thereunder from 10,500,000 to 13,500,000; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.

The annual report of the Corporation, including the audited consolidated financial statements of the Corporation for the year ended December 31, 2003 together with the auditors' report thereon, accompanies this notice.

Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting. Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares are voted at the meeting are requested to complete, sign and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the accompanying management information circular.

DATED April 23, 2004.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         /s/ Todd Bruce
                                         -------------------------------
                                         Todd Bruce
                                         President and Chief Executive Officer

                      CRYSTALLEX INTERNATIONAL CORPORATION
                         SUITE 1210, 18 KING STREET EAST
                            TORONTO, ONTARIO M5C 1C4
                           TELEPHONE: (416) 203-2448

                         MANAGEMENT INFORMATION CIRCULAR

                                TABLE OF CONTENTS

VOTING INFORMATION........................................................... 2
  Solicitation of Proxies  .................................................. 2
  Completion and Voting of Proxies............................................2
  Revocation of Proxies.......................................................3
  Voting Shares and Principal Shareholders....................................3
DIRECTORS ....................................................................4
   Election of Directors  ....................................................4
CORPORATE GOVERNANCE................................................. ...... .6
EXECUTIVE COMPENSATION .......................................................6
  Compensation of Officers....................................................6
  Options Granted During the Year.............................................8
  Option Values...............................................................9
  Employment Contracts........................................................9
  Report on Executive Compensation...........................................10
  Performance Graph..........................................................11
  Compensation of Directors..................................................12
  Directors' and Officers' Insurance.........................................12
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS............12
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS...................12
INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON.............................12
APPOINTMENT OF AUDITORS......................................................13
CONSOLIDATED FINANCIAL STATEMENTS............................................13
MANAGEMENT CONTRACTS.........................................................13
OTHER MATTERS................................................................13
   Amendment of Share Option Incentive Plan..................................13
   Shareholder Proposals ....................................................15
BOARD APPROVAL...............................................................15
SCHEDULE A - Amendment to Share Option Incentive Plan
SCHEDULE B - Corporate Governance Statement
SCHEDULE C - Corporate Governance - TSX Guidelines

                               VOTING INFORMATION

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF CRYSTALLEX INTERNATIONAL CORPORATION (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING ACCOMPANYING THIS CIRCULAR. The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone, in writing or in person by the directors, officers and employees of the Corporation or by agents appointed by the Corporation. The cost of the solicitation of proxies will be borne by the Corporation.

COMPLETION AND VOTING OF PROXIES

Unless a poll is requested or required, voting at the Meeting will be by a show of hands with each shareholder having one vote. If a poll is requested or required, shareholders will have one vote for each common share of the Corporation held by them. Unless otherwise indicated, a simple majority of the votes cast is required to approve a resolution at the Meeting.

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS NAMED IN THE PROXY AS THE PROXY OF THE SHAREHOLDER TO ATTEND AND ACT FOR AND ON BEHALF OF THE SHAREHOLDER AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF THE OTHER PERSON IN THE BLANK SPACE PROVIDED OR COMPLETE ANOTHER APPROPRIATE FORM OF PROXY.

A shareholder may direct the manner in which the persons named in the enclosed form of proxy are to vote by checking the appropriate space on the form of proxy. On any poll, the persons named will vote or withhold from voting the shareholder's shares in accordance with the directions given. IF NO DIRECTION IS GIVEN FOR A PARTICULAR MATTER, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE THE SHAREHOLDER'S SHARES "FOR" THAT MATTER.

The enclosed form of proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting or any adjournment thereof. At the date of this Circular, management of the Corporation is not aware that any such amendments, variations or other matters may properly come before the Meeting. If, however, any such amendments, variations or other matters properly come before the Meeting, the proxies solicited will be voted on such amendments, variations and other matters in accordance with the best judgment of the nominees.

The enclosed form of proxy must be dated and signed by the shareholder or by his or her attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES MUST BE DEPOSITED WITH CIBC MELLON TRUST PROXY DEPARTMENT BY MAIL USING THE ENCLOSED RETURN ENVELOPE, BY HAND DELIVERY TO 200 QUEENS QUAY EAST, UNIT 6, TORONTO, ONTARIO M5A 4K9 OR BY FACSIMILE TO (416) 368 2502 AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF OR BE DEPOSITED WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF BEFORE THE COMMENCEMENT OF THE MEETING OR ANY ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by delivering a written revocation to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or by depositing a written revocation with the chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. The revocation must be dated and signed by the shareholder or by his or her attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer or attorney for the corporation. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by the revoked proxy.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of common shares ("Common Shares"), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As at April 20, 2004, there were 175,708,492 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. Each issued and outstanding Common Share carries the right to one vote.

Each shareholder of record at the close of business on April, 13, 2004 will be entitled to one vote for each Common Share held on each matter coming before the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the following persons are the registered holders of shares carrying more than 10 percent of the voting rights attached to all the shares entitled to be voted at the Meeting:

                                                                PERCENTAGE
                                     NUMBER OF                OF OUTSTANDING
NAME AND ADDRESS(1)               COMMON SHARES(2)             COMMON SHARES(2)
-------------------               ----------------             ----------------
Cede & Co.                          97,917,913                     55.7%
Box 20
Bowling Green Station
New York, New York 10274

CDS & Co.                           52,507,061                     29.9%
25 The Esplanade
Box 1038, Station A
Toronto, Ontario
M5E 1W5
-------------
NOTES:

(1) The persons named are clearing agencies. The Corporation has no knowledge of the beneficial owners of the Common Shares held by the persons named. To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10 percent of the voting rights attached to all shares of the Corporation entitled to be voted at the Meeting.

(2)  The numbers and percentages shown are as at April 20, 2004.

                                    DIRECTORS

ELECTION OF DIRECTORS

The Board of Directors of the Corporation (the "Board of Directors" or the "Board"), in accordance with the articles of the Corporation and the Canada Business Corporations Act, has by resolution fixed the number of directors at nine. Therefore, the number of directors to be elected at the Meeting is nine. The term of office of each of the current directors expires upon the election of directors at the Meeting.

Management of the Corporation intends to nominate the persons named below, all of whom are currently directors, for election as directors. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote "For" the election of these persons. THE CORPORATION HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT OF THE CORPORATION IS NOT AWARE OF, ANY OTHER PROPOSED NOMINEES FOR ELECTION AS DIRECTORS.

The following table sets forth the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction.

                                                                                    NUMBER OF COMMON
NAME, COUNTRY OF RESIDENCE                                                          SHARES BENEFICIALLY
AND OFFICE OR POSITION                                                              OWNED, CONTROLLED
WITH CORPORATION(1)             PRINCIPAL OCCUPATION(1)          DIRECTOR SINCE        OR DIRECTED(1)
-------------------             -----------------------         -----------------   -------------------
Robert A. Fung(3)(7)            Employee,                        December 3, 1996          19,500
Canada                          Orion Securities Inc.
Chair of the Board
and Director

Marc J. Oppenheimer(3)(6)(9)    Vice Chair                       February 20, 1995        279,910
United States                   of the Corporation
Vice Chair of the Board
and Director

Todd Bruce(3)(6)(8)             President and                    September 22, 2003        16,100
Canada                          Chief Executive Officer
President and                   of the Corporation
Chief Executive Officer
and Director

Michael J. H. Brown(3)(4)(6)    Principal,                       October 10, 2002           8,546
Canada                          Capital Markets Advisory
Director

C. William Longden(2)(6)        Vice Chairman,                   July 25, 2000             81,114
Canada                          Marshall, Macklin, Monaghan
Director                        Limited

David I. Matheson(3)(4)         Counsel, McMillan Binch LLP      July 25, 2000             13,779
Canada                          Law Firm
Director



Harry J. Near (2)(5)            President,                       May 5, 1997              126,454
Canada                          Near Consultants & Associates;
Director                        Principal,
                                The Earnscliffe Strategy Group

Johan C. van't Hof(2)(3)(6)(10) President,                       March 12, 2004               NIL
Canada                          Tonbridge Corporation
Director

Armando F. Zullo (4)(5)         President,                       December 3, 1996          53,102
Canada                          A.F. Zullo & Company Ltd.
Director

----------
NOTES:

(1) Information on the country of residence, principal occupation and number of Common Shares beneficially owned, controlled or directed is not within the knowledge of management of the Corporation and has been furnished by the respective nominees. The numbers of Common Shares beneficially owned, controlled or directed shown are as at April 20, 2004.
(2)  Member of the Audit Committee.
(3)  Member of the Finance and Risk Management Committee.
(4)  Member of the Corporate Governance Committee.
(5)  Member of the Nominating and Compensation Committee.
(6)  Member of the Environmental, Health and Safety and Operations Committee.
(7)  Mr. Fung was elected Chairman of the Board of Directors on February 12,
     1998.
(8) Mr. Bruce was appointed President and Chief Executive Officer and a director of the Corporation on September 22, 2003. From February, 1996 to January 2003, Mr. Bruce was President and Chief Operating Officer of IAMGO LD Corporation, Suite 2820, 14th Avenue, Markham, Ontario L3R 0S9.
(9) Mr. Oppenheimer was appointed Vice Chair of the Board and resigned as President and Chief Executive Officer of the Corporation on September 22, 2003.
(10) Mr. van't Hof was appointed a director of the Corporation on March 12, 2004. Mr. van't Hof is currently President of Tonbridge Corporation, Suite 1100, 80 Richmond Street West, Toronto, Ontario M5H 2A4. From 2001 to 2003, Mr. van't Hof was Chief Operating Officer of Carter Group, 2125 Wyecroft Road, Oakville, Ontario L6L 5L7. From 1991 to 2001, Mr. van't Hof was a Partner and Managing Director of PricewaterhouseCoopers Securities Inc., Suite 2400, 145 King Street West, Toronto, Ontario M5H 1J8.

                              CORPORATE GOVERNANCE

The Corporation is

     o   incorporated under the Canada Business Corporations Act;

     o a reporting issuer under the securities laws of the Provinces of Ontario, British Columbia, Alberta, Quebec, Nova Scotia and Newfoundland and Labrador; and

     o a reporting foreign private issuer with the United States Securities and Exchange Commission.

The Common Shares of the Corporation are listed on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ("AMEX").

Attached to this Circular as Schedule B is a copy of the Corporate Governance Statement of the Corporation (the "Statement"). The Statement was approved by the Board of Directors on April 15, 2004. The corporate governance practices described in the Statement have been developed taking into account recent and proposed changes in corporate governance standards applicable to the Corporation in Canada and the United States. The Corporation believes that its corporate governance practices comply with the guidelines of the TSX and the rules of the AMEX currently applicable to the Corporation. As noted in the Statement, the Board has resolved that, commencing with the annual general meeting of shareholders of the Corporation to be held in 2005, a majority of the directors will be independent.

Attached to this Circular as Schedule C is a statement of the corporate governance practices of the Corporation in response to the current guidelines of the TSX. It is expected that the TSX's guidelines will be replaced by new rules and guidelines to be introduced by the Canadian Securities Administrators.

                             EXECUTIVE COMPENSATION

COMPENSATION OF OFFICERS

The following table sets forth a summary of compensation paid during the years ended December 31, 2003, 2002 and 2001 to the current and former President and Chief Executive Officers of the Corporation and the four other most highly compensated executive officers of the Corporation (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE
    (UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS ARE IN CANADIAN DOLLARS)

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                 ANNUAL COMPENSATION                      AWARDS
                                    ----------------------------------------------     -----------
                                                                                        SECURITIES
                                                                     OTHER ANNUAL      UNDER OPTIONS      ALL OTHER
      NAME AND                         SALARY     BONUS(2)           COMPENSATION        GRANTED(3)     COMPENSATION
 PRINCIPAL POSITION     YEAR(1)         ($)         (#)                   ($)               (#)              ($)
 ------------------     -------     ----------   ----------          -------------     -------------     -----------
Robert A. Fung           2003          NIL         $561,800            $520,000(6)        620,000            NIL
Chair of the Board       2002          NIL       US$100,000            $180,000            55,000            NIL
                         2001          NIL       US$100,000            $180,000           205,000            NIL
                                                   $350,000

Marc J. Oppenheimer      2003       US$505,577   US$425,000           US$12,000(4)        450,000            NIL
Vice Chair of the        2002       US$449,996   US$195,000           US$11,000(4)         40,000            NIL
Board                    2001       US$418,461   US$195,000           US$10,500(4)        190,000            NIL

Todd Bruce               2003         $138,267      NIL                 $13,267(7)        400,000            NIL
President and Chief      2002          NIL          NIL                   NIL               NIL              NIL
Executive Officer        2001          NIL          NIL                   NIL               NIL              NIL

Kenneth G. Thomas        2003         $233,100     $150,000               NIL             180,000         $50,000(8)
Chief Operating          2002          NIL          NIL                   NIL               NIL              NIL
Officer                  2001          NIL          NIL                   NIL               NIL              NIL

Daniel R. Ross           2003         $400,000     $345,000               NIL             230,000            NIL
Executive                2002         $400,000     $178,024               NIL              50,000            NIL
Vice-President and       2001         $166,667      $83,333            US$6,000(5)        255,000            NIL
Corporate Counsel

Dr. Sadek El-Alfy        2003       US$222,000   US$140,000            US$1,800(4)        200,000            NIL
Vice-President           2002       US$222,000    US$25,000            US$1,800(4)          NIL              NIL
Operations               2001       US$222,000    US$50,000            US$1,800(4)         65,000            NIL

-----------
NOTES:
(1)  12 months ended December 31, 2003, 2002 and 2001.
(2) Bonuses are reported in the year in which they were earned, not the year in which they were paid.
(3)  Options for Common Shares granted during the year.
(4) Matching contribution made by the Corporation to the Named Executive Officer's 401(k) plan.
(5)  Director's honorarium.
(6) Fees paid to Osprey Capital Partners, a partnership in which Mr. Fung is a partner. The fees were paid for financial and investment banking services provided by Mr. Fung, unrelated to his role as Chair of the Board, and by other partners of Osprey Capital Partners.
(7) Consulting fees paid to Mr. Bruce for the period September 1, 2003 to September 21, 2003.
(8)  Relocation allowance.

OPTIONS GRANTED DURING THE YEAR

The following table sets forth information concerning options for Common Shares granted to the Named Executive Officers during the year ended December 31, 2003:

                                         OPTIONS GRANTED DURING THE YEAR
                                                                              MARKET VALUE
                                          % OF TOTAL                          OF SECURITIES
                       SECURITIES          OPTIONS                             UNDERLYING
                          UNDER           GRANTED TO         EXERCISE OR     OPTIONS ON THE
                      OPTION (1)(3)      EMPLOYEES IN        BASE PRICE       DATE OF GRANT       EXPIRATION
        NAME               (#)             YEAR(2)          ($/SECURITY)      ($/SECURITY)           DATE
--------------------  -------------      ------------       ------------     -------------     -----------------
Robert A. Fung           525,000            14.9%               $3.00             $3.00         August 10, 2013
                          45,000             1.3%               $1.90             $1.90         June 26, 2013
                          50,000             1.4%               $2.14             $2.14         January 14, 2013

Marc J. Oppenheimer      375,000            10.6%               $3.00             $3.00         August 10, 2013
                          25,000             0.7%               $1.90             $1.90         June 26, 2013
                          50,000             1.4%               $2.14             $2.14         January 14, 2013

Todd Bruce               400,000(4)         11.3%               $3.03             $3.03         October 1, 2008

Kenneth G. Thomas         80,000             2.3%               $3.00             $3.00         August 10, 2008
                         100,000             2.8%               $1.31             $1.31         April 30, 2008

Daniel R. Ross           180,000             5.1%               $3.00             $3.00         August 10, 2013
                          50,000             1.4%               $2.14             $2.14         January 14, 2013

Dr. Sadek El-Alfy        150,000             4.2%               $3.00             $3.00         August 10, 2008
                          50,000             1.4%               $2.14             $2.14         January 14, 2008

-----------
NOTES:
(1)  Options for Common Shares.
(2) Includes the options granted to the Named Executive Officers and employees who are not directors.
(3) Unless otherwise indicated, all options are exercisable immediately upon issuance.
(4) The options granted to Mr. Bruce vest at the rate of one-third per year on the anniversary of the date of grant.

OPTION VALUES

The following table sets forth information concerning the value realized upon the exercise of options by the Named Executive Officers during the year ended December 31, 2003 and the value of unexercised options held by Named Executive Officers as at December 31, 2003:

                             VALUE REALIZED ON THE EXERCISE OF OPTIONS DURING THE YEAR
                                            AND YEAR-END OPTION VALUES

                      SECURITIES      AGGREGATE                                            VALUE OF UNEXERCISED
                      ACQUIRED ON      VALUE            UNEXERCISED OPTIONS                IN-THE-MONEY OPTIONS
     NAME             EXERCISE(#)     REALIZED              AT YEAR-END(#)                      AT YEAR-END
     ----             -----------     --------      ----------------------------        ---------------------------
                                                    EXERCISABLE    UNEXERCISABLE        EXERCISABLE   UNEXERCISABLE
                                                    -----------    -------------        -----------   -------------
Robert A. Fung           NIL             NIL         2,422,500           NIL            $3,931,150          NIL
Marc J. Oppenheimer      NIL             NIL         2,295,000           NIL            $3,972,100          NIL
Todd Bruce               NIL             NIL               NIL       400,000                   NIL     $188,000
Kenneth  G. Thomas       NIL             NIL           180,000           NIL            $  259,000          NIL
Daniel R. Ross           NIL             NIL           740,000           NIL            $  867,250          NIL
Dr. Sadek El-Alfy        NIL             NIL           285,000           NIL            $  254,250          NIL


EMPLOYMENT CONTRACTS

The Corporation has entered into employment agreements with each of the Named Executive Officers other than Dr. El-Alfy.

Mr. Fung's agreement sets out the terms on which Mr. Fung will act as Chair of the Board of Directors. The agreement is effective January 1, 2004. Under the agreement, Mr. Fung is entitled to receive annual compensation of $180,000 and, unless otherwise determined by the Board, a minimum annual bonus of US$100,000. He is also eligible for an additional annual bonus, based on performance, in the discretion of the Board. If there is a change of control of the Corporation or the Corporation sells substantially all of its assets and, as a result, Mr. Fung ceases to be Chair of the Board, Mr. Fung is entitled to receive a lump sum payment equal to three times his annual compensation including the minimum bonus.

Mr. Oppenheimer's agreement sets out the terms on which Mr. Oppenheimer will act as President and Chief Executive Officer of the Corporation. The agreement is effective March 6, 2000. Under the agreement, Mr. Oppenheimer is entitled to receive an annual salary of US$390,000 as well as a benefits package. In addition, he is entitled to negotiate an annual bonus incentive plan with the Corporation. Mr. Oppenheimer's incentive plan provides for the grant to him of such number of options to purchase Common Shares as the Board of Directors deems appropriate. If there is a change of control of the Corporation, Mr. Oppenheimer is entitled to receive a lump sum payment equal to three times his annual salary, bonus and benefits. Mr. Oppenheimer and the Corporation have agreed to terminate Mr. Oppenheimer's agreement effective April 1, 2004. Once a termination agreement is signed, Mr. Oppenheimer will cease to be Vice Chair of the Board but will remain a director of the Corporation.

Mr. Bruce's agreement sets out the terms on which Mr. Bruce will act as President and Chief Executive Officer of the Corporation. The agreement is effective September 22, 2003. Under the agreement, Mr. Bruce is entitled to receive an annual salary of $500,000 and participate in the Corporation's benefit program. He is also eligible for an annual bonus, based on performance, in the discretion of the Board of Directors. At the time of his employment, Mr. Bruce received 400,000 options under the Corporation's Share Option Incentive Plan. The options vest at the rate of one-third per year on the anniversary of the date of grant. If there is a change of control of the Corporation or the Corporation sells substantially all of its assets and, as a result, Mr. Bruce ceases to be President and Chief Executive Officer, Mr. Bruce is entitled to receive a lump sum payment equal to three times his annual salary and a continuation of his benefits for a period of three years. Also, all of his unvested options will vest immediately.

Mr. Thomas' agreement sets out the terms on which Mr. Thomas will act as Chief Operating Officer of the Corporation. The agreement is effective April 1, 2003. Under the agreement, Mr. Thomas is entitled to receive an annual salary of $300,000 and an annual bonus of $50,000 and participate in the Corporation's benefit program. He is also eligible for an additional annual bonus, based on performance, in the discretion of the Board. If there is a change of control of the Corporation or the Corporation sells substantially all of its assets and, as a result, Mr. Thomas ceases to be Chief Operating Officer, Mr. Thomas is entitled to receive a lump sum payment equal to two times his annual salary and a continuation of his benefits for a period of two years.

Mr. Ross' agreement sets out the terms on which Mr. Ross will act as Executive Vice-President and Corporate Counsel of the Corporation. The agreement is effective July 1, 2002. Under the Agreement, Mr. Ross is entitled to receive an annual salary of $400,000 and participate in the Corporation's benefit program. In addition, he is entitled to negotiate an annual bonus. If there is a change of control of the Corporation or the Corporation sells substantially all of its assets and, as a result, Mr. Ross ceases to be Executive Vice-President and Corporate Counsel, Mr. Ross is entitled to receive his annual salary, bonus and benefits for a period of three years or until the termination date of his agreement (December 31, 2006, subject to renewal), whichever is greater.

REPORT ON EXECUTIVE COMPENSATION

The Nominating and Compensation Committee composed of Messrs. Near (Chair) and Zullo reviews and makes recommendations to the Board with respect to the compensation of the executive officers of the Corporation.

Executive compensation is based on an evaluation of individual qualifications and performance, the performance of the Corporation and a comparison of compensation packages in peer group companies. Executive compensation may be comprised of any combination of cash (in the form of salary and bonus), benefits and stock options. Qualifications and performance are weighted most heavily in the determination of salary and salary adjustments. Bonuses and stock options are determined relative to individual performance and the performance of the Corporation. Each of Mr. Fung, Mr. Bruce and Mr. Oppenheimer absents himself from a meeting, or portion of a meeting, of the Board of Directors where his compensation is discussed and refrains from voting in respect of the approval of his compensation.

PERFORMANCE GRAPH

The following performance graph compares the cumulative return to shareholders of an investment in Common Shares with the cumulative return to shareholders of an investment in the Standard & Poor's/Toronto Stock Exchange Composite Index ("TSX Composite") and the Standard & Poor's/Toronto Stock Exchange Gold Index ("TSX Gold") assuming an investment of $100 on December 31, 1998 and, where applicable, the reinvestment of dividends.

                                [GRAPH OMITTED]

Index          Dec 31/98  Dec 31/99   Dec 31/00  Dec 31/01  Dec 31/02  Dec 31/03
-----          ---------  ---------   ---------  ---------  ---------  ---------
Corporation      $100       $235        $144       $327       $274       $412
TSX Composite    $100       $132        $141       $124       $108       $137
TSX Gold         $100       $ 81        $ 72       $ 89       $112       $131

COMPENSATION OF DIRECTORS

Directors of the Corporation are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments.

Outside directors (in 2003, Messrs. Brown, Longden, Matheson, Near and Zullo) receive an annual fee of US$12,000 payable, at the option of the Corporation, in Common Shares. All directors receive an annual grant of 20,000 options to acquire Common Shares. The Chair of a Board committee receives an additional annual grant of 15,000 options to acquire Common Shares. A member of a Board committee (other than the Chair) receives an additional annual grant of 10,000 options to acquire Common Shares. The options are granted immediately after the annual general meeting of shareholders of the Corporation.

In 2003, the Corporation made special payments of $75,000 to Mr. Matheson for the additional work carried out by him with respect to the audit and financial review of the Corporation and $145,000 to Mr. Near for the additional work carried out by him over the past several years in connection with the Las Cristinas project.

Also, in 2003, the Chair of the Audit Committee received a special grant of 15,000 options to acquire Common Shares and the other members of the Audit Committee received a special grant of 10,000 options to acquire Common Shares for the additional work carried out by them with respect to the audit and financial review of the Corporation.

DIRECTORS' AND OFFICERS' INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy for itself and its directors and officers. Under the policy, the Corporation is entitled to be reimbursed for indemnity payments made by it to its directors and officers, subject to a deductible of US$150,000, and the directors and officers are entitled to be reimbursed for losses suffered by them if they are not indemnified by the Corporation. The policy has a limit of US$10,000,000 per occurrence. The annual premium payable by the Corporation under the policy is US$269,000.

        INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Corporation is indebted to the Corporation.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Circular, no insider or proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any insider or proposed nominee for election as a director of the Corporation, had or has any material beneficial interest, direct or indirect, in any transaction since the commencement of the Corporation's last fiscal year or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

                INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON

Other than as set out elsewhere in this Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last fiscal year of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material or substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting, other than the election of directors.

                             APPOINTMENT OF AUDITORS

At the Meeting, Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2V1 will be nominated for appointment as auditors of the Corporation at a remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP replaced Davidson & Corporation as auditors of the Corporation effective April 1, 2003 and completed the annual audit of the Corporation for the years ended December 31, 2002 and 2003. Davidson & Corporation served as auditors of the Corporation for more than five years before April 1, 2003.

                        CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2003 together with the auditors' report thereon included in the annual report of the Corporation accompanying this Circular will be submitted to the Meeting. Receipt of the audited consolidated financial statements together with the auditors' report thereon at the Meeting will not constitute approval or disapproval of any matters referred to therein.

                              MANAGEMENT CONTRACTS

No management functions of the Corporation or any subsidiary are to any substantial degree performed by any person other than the directors and senior officers of the Corporation.

                                  OTHER MATTERS

AMENDMENT OF SHARE OPTION INCENTIVE PLAN

The Corporation's current Share Option Incentive Plan (the "Plan") was amended and approved by shareholders in June 2002. There are currently 10,500,000 Common Shares issuable under the Plan. The Plan is designed to provide additional economic incentive to eligible officers, directors, employees and consultants to the Corporation, to encourage stock ownership by such persons, to increase the proprietary interest of such persons in the success of the Corporation and to assist in attracting talented new officers and employees to the Corporation. The Plan is administered by the Board of Directors or a designated Board committee.

As at March 31, 2004, there are 8,551,500 options outstanding, and no Common Shares available for future grants after taking into account options exercised to date. Of the outstanding options, 1,187,208 have been issued subject to shareholder approval of the increase in the number of Common Shares authorized for issuance under the Plan.

On March 10, 2004, the Board of Directors of the Corporation approved, subject to shareholder approval, an increase in the number of Common Shares issuable under the Plan by 3,000,000 shares. This would increase the number of Common Shares issuable under the Plan to 13,500,000 Common Shares and would increase the number of Common Shares available for future option grants to 1,812,792.

The table below sets forth a summary of the Plan activity from December 31, 2000 to date.

                      PLAN ACTIVITY FROM DECEMBER 31, 2000 TO DATE

                                                                        AVAILABLE FOR
                                   OPTIONS OUTSTANDING  PLAN MAXIMUM   FUTURE GRANTS(1)
                                   -------------------  ------------   ----------------
Balance - December 31, 2000             4,097,792         6,000,000         188,000

Options granted in 2001                 1,750,000                        (1,562,000)
Options cancelled in 2001                 (83,292)                       (1,478,708)
Options exercised in 2001                (140,000)
Increase in 2001                                          7,500,000          21,292

Balance - December 31, 2001             5,624,500         7,500,000          21,292

Options granted in 2002                   375,000                          (353,708)
Options cancelled in 2002                      --
Options exercised in 2002                (869,500)
Increase in 2002                                         10,500,000       2,646,292

Balance - December 31, 2002             5,130,000        10,500,000       2,646,292

Options granted in 2003                 3,733,500                        (1,087,208)
Options cancelled in 2003                 (50,000)                       (1,037,208)
Options exercised in 2003                (270,000)

Balance - December 31, 2003             8,543,500        10,500,000      (1,037,208)

Options granted in 2004                   150,000                        (1,187,208)
Options cancelled in 2004                      --
Options exercised in 2004                (142,000)

Balance - March 31, 2004                8,551,500        10,500,000      (1,187,208)
Proposed increase                                         3,000,000       1,812,792
Proposed Balance - March 31, 2004       8,551,500        13,500,000(2)    1,812,792

----------
NOTES:
(1) The maximum number of Common Shares issuable under the Plan less all options currently outstanding or previously exercised.
(2)  Subject to shareholder approval.

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSED AMENDMENT OF THE PLAN IS IN THE BEST INTERESTS OF THE CORPORATION AND ITS SHAREHOLDERS. THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION ATTACHED AS SCHEDULE A TO THIS CIRCULAR INCREASING THE NUMBER OF COMMON SHARES ISSUABLE UNDER THE PLAN FROM 10,500,000 TO 13,500,000 (THE "RESOLUTION").

To be approved, the Resolution requires the affirmative vote of a majority of the votes cast by shareholders who vote in person or by proxy on the Resolution, other than insiders of the Corporation. To the best of the Corporation's knowledge, as at April 20, 2004, 598,505 Common Shares of the

Corporation were held by insiders of the Corporation. These Common Shares will not be counted for purposes of determining such approval. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote "For" the Resolution.

SHAREHOLDER PROPOSALS

Shareholders must submit any shareholder proposal that they wish to be considered at the annual meeting of shareholders of the Corporation to be held next year no later than January 21, 2005.

                                 BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

DATED April 23, 2004.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       /s/ Todd Bruce
                                       -------------------------------------
                                           Todd Bruce
                                           President and Chief Executive Officer

                                   SCHEDULE A

                    AMENDMENT TO SHARE OPTION INCENTIVE PLAN

   RESOLVED THAT:

1. The Share Option Incentive Plan of the Corporation is hereby amended by increasing the number of Common Shares issuable thereunder to 13,500,000.

2. Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver all such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments.

                                   SCHEDULE B

                      CRYSTALLEX INTERNATIONAL CORPORATION

                         CORPORATE GOVERNANCE STATEMENT
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

1.   Introduction......................................................................2
2.   Board of Directors................................................................2
     2.1  Role and Responsibilities....................................................2
     2.2  Composition..................................................................3
     2.3  Policy on Independent of Directors...........................................4
     2.4  Disclosure Concerning Director Independence..................................5
     2.5  Competencies and Skills......................................................6
     2.6  Chair........................................................................6
     2.7  Vice Chair...................................................................7
     2.8  Lead Director................................................................7
     2.9  Corporate Secretary..........................................................7
     2.10 Orientation and Assessment...................................................7
     2.11 Nomination...................................................................7
     2.12 Remuneration ................................................................7
3.   Board Committees..................................................................8
     3.1  Introduction.................................................................8
     3.2  Audit Committee..... ........................................................8
     3.3  Nominating and Compensation Committee........................................9
     3.4  Corporate Governance Committee...............................................9
     3.5  Finance and Risk Management Committee........................................9
     3.6  Environment, Health and Safety and Operations Committee......................9
4.   Chief Executive Officer...........................................................9
5.   Management Committees............................................................10
6.   Board Policies...................................................................10
     6.1  Introduction................................................................10
     6.2  Policy on Provision of Services by External Auditors........................10
     6.3  Code of Business Conduct and Ethics.........................................11
     6.4  Statement of Policies and Procedures with respect to Confidentiality,
          Disclosure, Insider Trading and Tipping and Insider Reporting ..............12

1.   INTRODUCTION

     Corporate governance is the system by which business corporations are managed and directed. The governance structure of a corporation reflects the distribution of rights and responsibilities among the board of directors, management and shareholders of the corporation.

     This Statement sets out the principal corporate governance practices of Crystallex International Corporation (CORPORATION). The documents referred to in this Statement may be viewed on the Corporation's website at www.crystallex.com.

     The Corporation is:

     o   incorporated under the Canada Business Corporations Act;

     o a reporting issuer under the securities laws of the Provinces of Ontario, British Columbia, Alberta, Quebec, Nova Scotia and Newfoundland and Labrador; and

     o a reporting foreign private issuer with the United States Securities and Exchange Commission.

     The common shares of the Corporation are listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX).

     The corporate governance practices of the Corporation have been developed taking into account recent and proposed changes in corporate governance standards applicable to the Corporation in Canada and the United States. The Corporation believes that its corporate governance practices comply with the guidelines of the TSX and the rules of the AMEX currently applicable to the Corporation.

2.   BOARD OF DIRECTORS

2.1  ROLE AND RESPONSIBILITIES

(1) The Board of Directors of the Corporation (BOARD) is responsible for supervising the management of the business and affairs of the Corporation and its subsidiary entities (CRYSTALLEX GROUP). The shareholders of the Corporation elect the directors of the Corporation (DIRECTORS) annually at the annual general meeting of shareholders.

(2) In discharging their responsibilities, the Directors owe the following fiduciary duties to the Corporation:

     o a duty of loyalty: they must act honestly and in good faith with a view of the best interests of the Corporation; and

     o a duty of care: they must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(3)  The Board has specifically recognized its responsibilities for:

     (a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and that the Chief Executive Officer and the other officers of the Corporation create a culture of integrity throughout the Crystallex Group;

     (b) adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic pla n which takes into account, among other things, the opportunities and risks of the business of the Corporation;

     (c) identifying the principal risks of the business of the Corporation and overseeing the implementation of appropriate systems to manage these risks;

     (d) overseeing the integrity of the internal control and management information systems of the Corporation;

     (e) succession planning (including appointing, training and monitoring senior management);

     (f) adopting a disclosure policy for the Corporation; and

     (g) developing the Corporation's approach to corporate governance.

(4) The Board has adopted a Board Charter that, among other things, sets out the responsibilities of the Board.

2.2  COMPOSITION

     The Corporation currently has nine Directors. The following table sets forth the name, country of residence, office (if any) with the Corporation, principal occupation, period of service and share ownership of each
     Director:

                                                                                                 NUMBER OF
                                                                                                 COMMON SHARES
      NAME, COUNTRY OF                                                                           BENEFICIALLY
      RESIDENCE AND OFFICE (IF        PRINCIPAL                                                  OWNED, CONTROLLED
      ANY) WITH THE CORPORATION       OCCUPATION                         DIRECTOR SINCE          OR DIRECTED
      -------------------------       -----------------------------      ------------------      -----------------
      Robert A. Fung                  Employee                           December 3, 1996              19,500
      Canada                          Orion Securities Inc
      Chair of the Board

      Marc J. Oppenheimer             Vice Chair of the Corporation      February 20, 1995            279,910
      United States
      Vice Chair of the Board

      Todd Bruce                      President and                      September 22, 2003            16,100
      Canada                          Chief Executive Officer
      President and                   of the Corporation
      Chief Executive Officer

      Michael J. H. Brown             Principal,                         October 10, 2002               8,546
      Canada                          Capital Markets Advisory

      C. William Longden              Vice Chairman,                     July 25, 2000                 81,114
      Canada                          Marshall, Macklin, Monahan
                                      Limited

      '

                                                                                                 NUMBER OF
                                                                                                 COMMON SHARES
      NAME, COUNTRY OF                                                                           BENEFICIALLY
      RESIDENCE AND OFFICE (IF        PRINCIPAL                                                  OWNED, CONTROLLED
      ANY) WITH THE CORPORATION       OCCUPATION                         DIRECTOR SINCE          OR DIRECTED
      -------------------------       -----------------------------      ------------------      -----------------
      David I. Matheson               Counsel,                           July 25, 2000                   13,779
      Canada                          McMillan Binch LLP

      Harry J. Near                   President                          May 5, 1997                    126,454
      Canada                          Near Consultants & Associates;
                                      Principal,
                                      The Earnscliffe Strategy Group

      Johan C. van't Hof              President,                         March 12, 2004                    NIL
      Canada                          Tonbridge Corporation

      Armando F. Zullo                President,                         December 3, 1996                53,102
      Canada                          A.F. Zullo & Company Ltd.

2.3  POLICY ON INDEPENDENT OF DIRECTORS

(1) The Corporation has adopted a Policy on Independence of Directors (POLICY). The purposes of the Policy are to:

     o set out the test that the Board will use to determine whether a Director is independent;

     o identify the criteria that the Board will use to assess whether a Director is independent; and

     o describe the disclosure that the Board will provide to shareholders of the Corporation with respect to the determination of the independence of Directors.

(2) The test that will be used by the Board to determine whether a Director is independent is:

     Independent of management or any other direct or indirect material business or other relationship with the Crystallex Group that could interfere with the exercise of independent judgement by the Director or the ability of the Director to act in the best interests of the Corporation.

     Generally, a Director will be considered to be independent if he/she satisfies all the criteria set out in the Policy. In certain circumstances, a Director may also be considered to be independent even though he/she does not satisfy one or more of the criteria set out in the Policy.

(3) In its annual disclosure materials, the Corporation will include the following disclosure:

     (a) independent and non-independent directors will be identified and the basis of the assessment of independence will be stated;

     (b) any assessment of independence for a Director who does not meet all the criteria set out in the Policy will be explained; and

     (c) all material relationships of each Director with the Crystallex Group will be described, including relationships (whether or not falling within the criteria set out in the Policy) which the Board believes do not affect independence.

(4) The Board has resolved that, commencing with the annual general meeting of shareholders of the Corporation to be held in 2005, a majority of the Directors will be independent.

2.4  DISCLOSURE CONCERNING DIRECTOR INDEPENDENCE

(1) Based on the information provided by each of the Directors and the application of the criteria set out in the Policy, the Board has determined that four of the nine Directors are independent:
     Messrs. Longden, Near, van't Hof and Zullo.

(2) The following describes the material business relationships of each Director with the Crystallex Group and the Board's assessment of whether the Director is independent based on the criteria set out in the Policy:

     o Robert A. Fung is an employee of Orion Securities Inc., an investment dealer that has acted as agent or underwriter in connection with share offerings by the Corporation and provides financial advisory services to the Corporation. Mr. Fung is also a partner in Osprey Capital Partners, a partnership through which Mr. Fung and other partners have provided financial and investment banking services to the Corporation. Because of these relationships, Mr. Fung is not independent.

     o Marc J. Oppenheimer served as President and Chief Executive Officer of the Corporation from February 1995 to September 2003. Because of his recent employment by the Corporation, Mr. Oppenheimer is not independent.

     o Todd Bruce is currently the President and Chief Executive Officer of the Corporation. Because of his employment by the Corporation, Mr. Bruce is not independent.

     o Michael J. H. Brown provides consulting services to the Corporation through Capital Markets Advisory, a firm of which he is Principal. Because of this relationship, Mr. Brown is not independent.

     o C. William Longden is an officer and director of Marshall, Macklin, Monaghan Limited and its affiliates (MMM GROUP). Except as noted below, he has no relationship with the Corporation other than his position as a Director. The MMM Group has provided contract advisory services to the Corporation. The fees paid to the MMM Group by the Corporation in any year did not exceed the thresholds set out in the Policy. The Board does not consider the services provided by the MMM Group to the Corporation, or the fees paid to the MMM Group by the Corporation, to be material to the Corporation or the MMM Group. Mr. Longden is independent.

     o David I. Matheson is counsel to McMillan Binch LLP, a law firm that provides legal services to the Corporation. Because of this relationship, Mr. Matheson is not independent.

     o Harry J. Near is President of Near Consultants & Associates and Principal of The Earnscliffe Strategy Group. He has no relationship with the Corporation other than his position as Director. Mr. Near is independent.

     o Johan C. van't Hof is President and Principal of Tonbridge Corporation. He has no relationship with the Corporation other than his position as Director. Mr. van't Hof is independent.

     o Armando F. Zullo is President of A.F. Zullo & Company Ltd. He has no relationship with the Corporation other than his position as Director. Mr. Zullo is independent.

(3) Some Directors hold cross-directorships or have other links with other Directors through involvement with other corporations or entities. The Board has assessed all of these relationships and concluded that none of them interferes with the exercise of independent judgment by the Directors or the ability of the Directors to act in the best interests of the Corporation.

(4) The Board does not believe that any Director has served on the Board for a period that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Corporation.

2.5  COMPETENCIES AND SKILLS

     The Board believes that the Directors have the mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities, including:

     o   mining industry experience;

     o   understanding of project construction, development and management;

     o   understanding of the capital markets;

     o   financial literacy and understanding of public disclosure requirements;

     o   financing experience;

     o   government relations experience; and

     o   communications and public relations experience.

2.6  CHAIR

     Robert A. Fung is the Chair of the Board. He has been Chair since February 12, 1998.

     The Chair provides leadership to the Board in discharging its responsibilities. Among other things, the Chair:

     o is responsible for the day-to-day management of the activities of the Board, including facilitating the delivery of accurate, timely and clear information to the Board to enable the Board to successfully carry out its responsibilities; and

     o oversees the preparation for and management of meetings of shareholders of the Corporation.

     The Board has adopted a position description for the Chair.

2.7  VICE CHAIR

     Marc J. Oppenheimer is the Vice Chair of the Board. He has been Vice Chair since September 22, 2003.

     The Vice Chair carries out the responsibilities of the Chair in the absence of the Chair.

     The Board has adopted a position description for the Vice Chair.

2.8  LEAD DIRECTOR

     Johan C. van't Hof is the Lead Director. He has been Lead Director since April 15, 2004.

     The Lead Director works with the Chair to facilitate a Board agenda that will enable the Board to successfully carry out its responsibilities. He also schedules, sets the agenda for and chairs separate meetings of the independent Directors and carries out the responsibilities of the Chair in the absence of the Chair and the Vice Chair.

     The Board has adopted a position description for the Lead Director.

2.9  CORPORATE SECRETARY

     Daniel R. Ross is the Secretary of the Corporation. He is also Executive Vice-President and Corporate Counsel. The Secretary is responsible to the Board for facilitating compliance with Board procedures. All Directors have access to the Secretary's advice and services.

2.10 ORIENTATION AND ASSESSMENT

     The Board has adopted procedures for the orientation and training of new Directors.

     The Corporation provides continuing education opportunities for all Directors so that they can maintain or enhance their knowledge and understanding of the business of the Corporation and their responsibilities as Directors.

     The Board regularly assesses its own effectiveness and the effectiveness and contribution of each Board committee and Director.

2.11 NOMINATION

     The Nominating and Compensation Committee recommends candidates for election as Directors. The Board approves the final choice of candidates.

2.12 REMUNERATION

     Information with respect to the remuneration of Directors is contained in the Corporation's annual management information circular.

3.   BOARD COMMITTEES

3.1  INTRODUCTION

     The Board has established five permanent committees to assist it in carrying out its responsibilities: Audit Committee, Nominating and Compensation Committee, Corporate Governance Committee, Finance and Risk Management Committee and Environment, Health and Safety and Operations Committee.

     Each Board committee has a charter setting out its composition, responsibilities and authority.

     Other than the President and Chief Executive Officer, no member of management is a member of any Board committee. Members of management attend Board committee meetings at the invitation of the committee.

     The composition and mandate of each Board committee is set out below.

3.2  AUDIT COMMITTEE

     The Audit Committee is comprised of Mr. van't Hof (Chair), Mr. Longden and Mr. Near, all of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors) and financially literate (ie, have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation). Mr. van't Hof is also financially sophisticated (ie, has past employment experience in finance and accounting both as a chartered accountant and as a regular lecturer to members of the accounting profession on matters of audit and finance).

     The role of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

     The Audit Committee's responsibilities include:

     o managing, on behalf of the shareholders of the Corporation, the relationship between the Corporation and its external auditors;

     o   overseeing the external audit;

     o reviewing and approving and recommending to the Board for approval the financial statements, MD&A and interim reports of the Corporation;

     o overseeing the financial internal control structure and financial risk management systems; and

     o establishing certain procedures with respect to, among other things, the receipt, retention and treatment of complaints received by the Corporation with respect to accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

3.3  NOMINATING AND COMPENSATION COMMITTEE

     The Nominating and Compensation Committee is comprised of Mr. Near (Chair) and Mr. Zullo, both of whom are independent (as determined by the Board in accordance with the Policy on Independence of Directors).

     The role of the Nominating and Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending to the Board candidates for election or appointment as directors of the Corporation, the recruitment and compensation of the Chief Executive Officer and other officers of the Corporation, the compensation of the directors of the Corporation, executive compensation disclosure and oversight of the compensation structure and benefit plans and programs of the Corporation.

3.4  CORPORATE GOVERNANCE COMMITTEE

     The Corporate Governance Committee is comprised of Mr. Matheson (Chair), Mr. Brown and Mr. Zullo.

     The role of the Corporate Governance Committee is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and Board committees and corporate governance standards and practices.

3.5  FINANCE AND RISK MANAGEMENT COMMITTEE

     The Finance and Risk Management Committee is comprised of Mr. Fung (Chair), Mr. Brown, Mr. Bruce, Mr. Matheson, Mr. Oppenheimer and Mr. van't Hof.

     The role of the Finance and Risk Management Committee is to assist the Board in fulfilling its responsibilities with respect to financial matters, including short- and long-term financings, issuances of shares, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash, and its oversight responsibilities with respect to non-financial risk management systems.

3.6  ENVIRONMENT, HEALTH AND SAFETY AND OPERATIONS COMMITTEE

     The Environment, Health and Safety and Operations Committee is comprised of Mr. Longden (Chair), Mr. Brown, Mr. Bruce, Mr. Oppenheimer and Mr. van't Hof.

     The role of the Environment, Health and Safety and Operations Committee is to assist the Board with respect to environment, health and safety matters arising out of the activities of the Crystallex Group and to oversee the operations of the Crystallex Group.

4.   CHIEF EXECUTIVE OFFICER

     Todd Bruce is the President and Chief Executive Officer. He is also a Director.

     The Chief Executive Officer is responsible for the management of the day-to-day business and affairs of the Corporation.

     The Board has adopted a position description for the Chief Executive
     Officer.

5.   MANAGEMENT COMMITTEES

     The Corporation has two management committees:

     o Executive Management Committee: The Executive Management Committee is the principal management group responsible for the operations and allocation of the resources of the Corporation. The Executive Management Committee is comprised of the Chief Executive Officer and other senior officers of the Corporation.

     o Disclosure Committee: The Disclosure Committee is responsible for the management of the disclosure practices of the Corporation. The Disclosure Committee is comprised of the Chief Executive Officer, Chief Financial Officer, Executive Vice-President and Corporate Counsel, Vice-President Investor Relations and a representative of the Board.

6.   BOARD POLICIES

6.1  INTRODUCTION

     In addition to the Policy on Independence of Directors described above, the Corporation has adopted a Policy on the Provision of Services by External Auditors, a Code of Business Conduct and Ethics and a Statement of Policies and Procedures with respect to Confidentiality, Disclosure, Insider Trading and Tipping and Insider Reporting.

     Each of these policies is described below.

6.2  POLICY ON PROVISION OF SERVICES BY EXTERNAL AUDITORS

     The Audit Committee has adopted a Policy on the Provision of Services by External Auditors.

     Under the Policy:

     o the external auditors may not provide services to the Crystallex Group that impair or have the potential to impair the independence and objectivity of the external auditors: generally, prohibited services include services where the external auditors participate in activities that are normally undertaken by management of the Crystallex Group, are remunerated through a "success fee" structure, act in an advocacy role for the Crystallex Group or may be required to audit their own work;

     o the Audit Committee has pre-approved certain audit and permitted non-audit services as services that the auditors may provide to the Crystallex Group, including: services that constitute the agreed scope of the external audit or interim reviews of the Crystallex Group; services that are outside the agreed scope of, but are consistent with, the external audit or interim reviews of the Crystallex Group; tax services that do not compromise the independence and objectivity of the external auditors in relation to the external audit; and other services of an advisory nature that do not compromise the independence and objectivity of the external auditors in relation to the external audit; and

     o an authorization process has been established which provides, among other things, as follows: the Chair of the Audit Committee may authorize in advance all engagements of the external auditors to provide pre-approved services to the Crystallex Group up to a maximum of $50,000 for each engagement and $200,000 for all engagements in each calendar quarter; the Chief Financial Officer may authorize in advance all engagements of the external auditors to provide pre-approved services to the Crystallex Group up to a maximum of $25,000 for each engagement and $50,000 for all engagements in each calendar quarter; the Chair of the Audit Committee and the Chief Financial Officer must report all engagements authorized by them to the Committee at its next meeting; the Audit Committee must authorize in advance all other engagements of the e xternal auditors to provide pre-approved services to the Crystallex Group; services that are not pre-approved services must be authorized by the Committee before the external auditors are engaged regardless of the dollar value of the services.

     Exceptions can be made to this Policy where the exceptions are in the interests of the Crystallex Group and appropriate arrangements are established to ensure the independence and objectivity of the external auditors in relation to the external audit. Any exception must be authorized by the Audit Committee and must be reported to the Board.

6.3  CODE OF BUSINESS CONDUCT AND ETHICS

     The purposes of the Code are to deter wrongdoing and to promote:

     o honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest

     o full, fair, accurate, timely and understandable disclosure in all reports filed, and other public communications made, by the Crystallex Group;

     o   compliance with all applicable laws, regulations and rules;

     o   protection and proper use of corporate assets and opportunities;

     o   confidentiality with respect to corporate and personal information;

     o fair dealing with security holders, customers, suppliers and competitors;

     o   accountability for adherence to the Code; and

     o   prompt internal reporting of violations of the Code.

     The Code applies to all Directors, officers and employees of the Crystallex Group and members of their immediate families and, where applicable, third parties engaged to represent the Crystallex Group.

     As a term of their employment, all employees of the Crystallex Group must agree to abide by the Code.

6.4 STATEMENT OF POLICIES AND PROCEDURES WITH RESPECT TO CONFIDENTIALITY, DISCLOSURE, INSIDER TRADING AND TIPPING AND INSIDER REPORTING

     The purposes of the Statement are to set out the policie s and procedures of the Corporation with respect to confidentiality and disclosure and describe the legal prohibitions on insider trading and tipping and the requirements for insider reporting. The Statement applies to all Directors, officers and employees of the Crystallex Group.

     As a term of their employment, all employees of the Crystallex Group must agree to abide by the Statement.

                                   SCHEDULE C

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      CORPORATE GOVERNANCE - TSX GUIDELINES

The Common Shares of Crystallex International Corporation (CORPORATION) are listed on the Toronto Stock Exchange (TSX). The TSX currently requires listed companies to disclose on an annual basis their approach to corporate governance with reference to the guidelines set out in the TSX Company Manual (GUIDELINES). It is expected that the Guidelines will be replaced by new rules and guidelines to be introduced by the Canadian Securities Administrators.

In responding to the Guidelines, appropriate cross-references have been made below to the Corporate Governance Statement (STATEMENT) approved by the Board of Directors of the Corporation (BOARD) on April 15, 2004. A copy of the Statement is attached to this Circular as Schedule B.

GUIDELINE 1: THE BOARD OF DIRECTORS OF THE CORPORATION IS RESPONSIBLE FOR STEWARDSHIP OF THE CORPORATION AND, WITHOUT LIMITATION, THE FOLLOWING MATTERS:
(a) overseeing the strategic planning process of the Corporation; (b) identification of principal business risks and monitoring the effectiveness of the Corporation's internal control and management information systems to safeguard assets and support compliance; (c) succession planning for the Corporation including appointing, monitoring, evaluating and selecting senior management; (d) overseeing a communications policy for the Corporation; and (e) overseeing the integrity of internal control and management information systems.

See "Board of Directors" in the Statement.

GUIDELINE 2: A MAJORITY OF THE CORPORATION'S BOARD OF DIRECTORS IS UNRELATED IN THAT THEY ARE INDEPENDENT FROM MANAGEMENT AND FREE FROM CONFLICTS OF INTEREST.

The Guidelines recommend that a board of directors be constituted with a majority of individuals who are unrelated directors. The Guidelines define an unrelated director as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from share holding. The Guidelines also make a distinction between inside and outside directors. The Guidelines define an inside director to be a director who is an officer or employee of the corporation or any of its affiliates.

The Board is currently composed of nine directors, five of whom are unrelated directors and six of whom are outside directors. Mr. Fung (Chair of the Board), Mr. Oppenheimer (Vice Chair of the Board and former President and Chief Executive Officer of the Corporation), Mr. Bruce (President and Chief Executive Officer of the Corporation) and Mr. Brown (who provides consulting services to the Corporation through Capital Markets Advisory Inc., a corporation of which he is Principal) are considered to be related directors. Messrs. Fung, Oppenheimer and Bruce are also considered to be inside directors.

The Guidelines define a significant shareholder as a shareholder with the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the corporation. In the circumstances where the corporation has a significant shareholder, the Guidelines recommend that, in addition to a majority of unrelated directors, the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder. The Corporation does not presently have a significant shareholder.

GUIDELINE 3: THE CORPORATION DISCLOSES FOR EACH DIRECTOR WHETHER HE OR SHE IS UNRELATED.

Based on its assessments, the Board has determined that Messrs. Fung, Oppenheimer, Bruce and Brown are related, and the other proposed directors of the Corporation are unrelated.

     Robert A. Fung - related - Chair of the Board.

     Marc J. Oppenheimer - related - Vice Chair of the Board.

     Todd Bruce - related - Chief Executive Officer.

     Michael J. H. Brown - related - a corporation of which he is Principal has a material consulting relationship with the Corporation.

With respect to the remainder of the directors, none of them or their associates could be considered to be related within the criteria set out in Guideline 2 above.

Proposed directors and directors continuing in office are: Robert A. Fung, Marc
J. Oppenheimer, Todd Bruce, Michael J. H. Brown, C. William Longden, David I. Matheson, Harry J, Near, Johan C. van't Hof and Armando F. Zullo.

GUIDELINE 4: THE CORPORATION'S BOARD SHOULD APPOINT A COMMITTEE OF DIRECTORS COMPOSED EXCLUSIVELY OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED DIRECTORS, WHICH IS RESPONSIBLE FOR APPOINTMENT OF BOARD NOMINEES AND ONGOING ASSESSMENT OF DIRECTORS.

See "Board Committees - Nominating and Compensation Committee" in the Statement.

GUIDELINE 5: THE CORPORATION'S CORPORATE GOVERNANCE COMMITTEE IS RESPONSIBLE FOR ASSESSING THE EFFECTIVENESS OF THE BOARD, ITS COMMITTEES AND THE CONTRIBUTION OF INDIVIDUAL DIRECTORS.

See "Board Committees - Nominating and Compensation Committee" and " - Corporate Governance Committee" in the Statement.

GUIDELINE 6: THE CORPORATION PROVIDES ORIENTATION AND EDUCATION PROGRAMS FOR NEW RECRUITS TO THE BOARD.

New directors are provided with orientation sessions with key officers and are provided with an opportunity to examine key assets and learn about the industry. Presentations are made regularly to directors on different aspects of the Corporation's business and operations.

GUIDELINE 7: THE BOARD OF DIRECTORS CONTINUALLY EXAMINES ITS SIZE, WITH A VIEW TO IMPROVING EFFECTIVE DECISION-MAKING AND, WHEN APPROPRIATE,
WILL UNDERTAKE PROGRAMS TO REDUCE THE NUMBER OF DIRECTORS.

The Corporation believes that its Board of Directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experience. The Board regularly reviews the contributions of the directors and considers whether the size of the Board promotes effectiveness and efficiency.

GUIDELINE 8: THE CORPORATION'S COMPENSATION COMMITTEE IS RESPONSIBLE FOR REVIEWING THE ADEQUACY AND FORM OF COMPENSATION OF DIRECTORS TO ENSURE COMPENSATION REFLECTS RISKS AND RESPONSIBILITIES.

See "Board Committees - Nominating and Compensation Committee" in the Statement.

GUIDELINE 9: THE CORPORATION'S BOARD COMMITTEES SHOULD GENERALLY BE COMPOSED OF OUTSIDE DIRECTORS, A MAJORITY OF WHICH ARE UNRELATED.

See "Board Committees" in the Statement.

GUIDELINE 10: THE CORPORATE GOVERNANCE COMMITTEE OF THE BOARD IS RESPONSIBLE FOR DEVELOPING AN APPROACH TO CORPORATE GOVERNANCE ISSUES FOR THE CORPORATION.

See "Board Committees - Corporate Governance Committee" in the Statement.

GUIDELINE 11: THE CORPORATION HAS DEFINED LIMITS TO MANAGEMENT'S
RESPONSIBILITIES WITH POSITION DESCRIPTIONS FOR THE BOARD AND THE CHIEF EXECUTIVE OFFICER, AND THE BOARD HAS APPROVED CORPORATE OBJECTIVES WHICH THE CHIEF EXECUTIVE OFFICER IS RESPONSIBLE FOR MEETING.

See "Board of Directors", "Chief Executive Officer" and "Board Committees - Nominating and Compensation Committee" in the Statement.

GUIDELINE 12: THE CORPORATION HAS ESTABLISHED PROCEDURES TO ENABLE THE BOARD TO FUNCTION INDEPENDENTLY OF MANAGEMENT.

See "Board of Directors" in the Statement.

GUIDELINE 13: THE AUDIT COMMITTEE OF THE BOARD SHOULD BE COMPOSED ONLY OF OUTSIDE DIRECTORS AND SHOULD HAVE SPECIFICALLY DEFINED ROLES AND
RESPONSIBILITIES.

See "Board Committees - Audit Committee" in the Statement.

GUIDELINE 14: THE CORPORATION HAS IMPLEMENTED A SYSTEM TO ENABLE INDIVIDUAL DIRECTORS TO ENGAGE OUTSIDE ADVISORS AT THE CORPORATION'S EXPENSE.

The Board and Board committees are authorized to engage outside advisors at the expense of the Corporation.

                      CRYSTALLEX INTERNATIONAL CORPORATION
                        Suite 1210, 18 King Street East
                                Toronto, Ontario
                                    MSC 1C4

                                     PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CRYSTALLEX INTERNATIONAL CORPORATION (THE "CORPORATION") FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT 8:30 A.M. (TORONTO TIME) ON TUESDAY, JUNE 1, 2004 IN THE WINDSOR BALLROOM OF THE LE ROYAL MERIDIEN KING EDWARD HOTEL, 37 KING STREET EAST, TORONTO, ONTARIO, M5C 1E9. The undersigned shareholder of the Corporation appoints Todd Bruce, President and Chief Executive Officer of the Corporation, or failing him, Borden D. Rosiak, Chief Financial Officer of the Corporation, or in place of either of them,____________________________, as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the meeting and any adjournment thereof and THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN BY THE UNDERSIGNED IN RESPECT OF THE MEETING.

THIS PROXY WILL BE VOTED AS DIRECTED BELOW. IF NO DIRECTION IS GIVEN FOR A PARTICULAR MATTER, THIS PROXY WILL BE VOTED "FOR" THE MATTER.

1. To elect as directors of the Corporation the nine persons identified as management's nominees in the NOTES accompanying management information circular

     VOTE FOR ______        WITHHOLD FROM VOTING ________

2. To appoint Deloitte & Touche LLP as auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration

     VOTE FOR ______        WITHHOLD FROM VOTING ________

3. To consider and, if deemed advisable, to pass, with or without variation, a resolution in the form attached as Schedule A to the management information circular accompanying the notice of the meeting amending the Share Option Incentive Plan of the Corporation to increase the number of common shares of the Corporation issuable thereunder from 10,500,000 to 13,500,000

     VOTE FOR ______        WITHHOLD FROM VOTING ________

4. VOTE IN THE PROXYHOLDER'S DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO THE ABOVE MATTERS AND IN RESPECT OF ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

     VOTE FOR_______        WITHHOLD FROM VOTING ________

                                     NOTES



YOU MAY APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS SPECIFICALLY NAMED ABOVE AS YOUR PROXY TO ATTEND AND ACT FOR AND ON BEHALF OF YOU AT THE MEETING BY STRIKING OUT THE NAMES OF THE PERSONS SPECIFICALLY NAMED ABOVE AND INSERTING THE NAME OF THE OTHER PERSON IN THE BLANK SPACE PROVIDED OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY.

YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR DIRECTIONS. IF NO DIRECTION IS GIVEN FOR A PARTICULAR MATTER, YOUR SHARES WILL BE VOTED "FOR" THAT MATTER.

This proxy will not be valid unless it is signed by you or by your attorney authorized in writing. In the case of a corporation, this proxy must be signed by a duly authorized officer or attorney for the corporation. If this proxy is not dated, it will be deemed to bear the date on which it was mailed.

To be effective, this proxy must be deposited with CIBC Mellon Trust Proxy Department by mail using the enclosed return envelope, by hand delivery to 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile to (416) 368-2502 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof or be deposited with the chairman of the meeting before the commencement of the meeting or any adjournment thereof.



Voting discretion denied _______________

DATED ___________________________, 2004.


________________________________________    ____________________________________
Signature of Shareholder                    Name of Shareholder (please print)



                                            ____________________________________
                                            Address (if new)

                                            ____________________________________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Crystallex International Corporation
                                      ------------------------------------
                                                   (Registrant)


Date   May 11, 2004                                By    /s/ Daniel R. Ross
-----------------------                         ----------------------------
                                                        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature